UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.

1. Name and Address of Reporting Person
   Canet, Gerardo
   IntegraMed America, Inc.
   One Manhattanville Road
   Purchase, NY 10577-2100
2. Issuer Name and Ticker or Trading Symbol
   IntegraMed America, Inc. (INMD)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   000-00-0003
4. Statement for Month/Year
   11/1999
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board, Preside
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       01/01/1901               6250        A      $0.000000  6250             D (1)
Common Stock                       06/28/1996 M             5000        A      $5.000000  11250            D
Common Stock                       01/08/1998 M             12500       A      $2.500000  23750            D
Common Stock                       01/22/1998 M             6250        A      $2.500000  30000            D
Common Stock                       11/05/1999 P             1000        A      $3.125000  31000            D
Common Stock                       11/11/1999 P             1000        A      $3.000000  32000            D
Common Stock                       01/01/1901               7050 (2)    A      $0.000000  7050             I           Gerardo A.
                                                                                                                       Canet (son)
Common Stock                       03/31/1997 J (3)         -7050       D      $0.000000  0                I           Gerardo A.
                                   (3)                                                                                 Canet (son)
Common Stock                       01/01/1901               5000 (2)    A      $0.000000  5000             I           David A.
                                                                                                                       Canet (son)
Common Stock                       03/31/1997 J (3)         -5000       D      $0.000000  0                I           David A.
                                   (3)                                                                                 Canet (son)
Common Stock                       01/01/1901               1250 (2)    A      $0.000000  1250             I           Custodian for
                                                                                                                       granddaughter

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $0       02/14/1994 A         19000       05/14/1994 02/14/2004 Common  94999    $2.500000  30375    D
                                             (4)         (5)                   Stock   (4)
Stock Option   $0       02/14/1994 A         11375       02/14/1995 02/14/2004 Common  56875    $10.500000 30375    D
                                                                               Stock   (6)
Stock Option   $0       11/15/1994 A         43750       11/15/1995 11/15/2004 Common  218750   $5.000000  43750    D
                                                         (7)                   Stock
Stock Option   $0       06/28/1996 M               5000             11/15/2004 Common  25000    $5.000000  38750    D
                                                                               Stock
Stock Option   $0       01/01/1901           30000       08/01/1997 08/01/2006 Common  150000   $9.370000  30000    D
                                             (8)                               Stock   (8)
Stock Option   $0       10/21/1997 A         43750       10/21/1998 10/21/2007 Common  218750   $8.760000  43750    D
                                                         (8)                   Stock   (9)
Stock Option   $0.16    02/14/1994 A         4750        04/01/1997 02/14/2004 Common  23751    $2.500000  4750     D
                                                         (10)                  Stock
Stock Option   $0.16    01/08/1998 M               12500            02/14/2004 Common  62500    $2.500000  -7750    D
                                                                               Stock
Stock Option   $0.16    01/22/1998 M               6250             02/14/2004 Common  31250    $2.500000  -14000   D
                                                                               Stock
Stock Option   $3       03/17/1999 A      V  28125       03/17/2001 03/17/2009 Common  28125    $0.000000  50000    D
                                                                               Stock
Stock Option   $3       03/17/1999 A      V  21875       03/17/2000 03/17/2009 Common  21875    $0.000000  50000    D
                                                                               Stock
Stock Option   $4.12    02/14/1994 A         11375       08/31/2000 02/14/2004 Common  11375    $4.120000  11375    D
                        (11)                 (11)        (11)                  Stock   (11)
Stock Option   $4.12    08/01/1996 A         30000       08/01/1997 08/01/2006 Common  30000    $4.120000  30000    D
                        (12)                 (12)        (12)                  Stock   (12)
Stock Option   $4.12    10/21/1997 A         43750       10/21/1998 10/21/2007 Common  43750    $4.120000  43750    D
                        (13)                 (13)        (8)                   Stock   (13)
Stock Option   $8.76    08/31/1998 D          (14) 43750            10/21/2007 Common  43750    $8.760000  -43750   D
                        (14)                                                   Stock   (14)
Stock Option   $9.37    08/31/1998 D          (14) 30000            08/01/2006 Common  30000    $9.370000  -30000   D
                        (14)                                                   Stock   (14)
Stock Option   $10.5    08/31/1998 D          (14) 11375            02/14/2004 Common  11375    $10.500000 -11375   D
                        (14)                                                   Stock   (14)

Explanation of Responses:
(1) Excludes 458,332 shares of Common Stock for which Registrant has the proxy right to vote. Such proxy rights expire on varying dates in 1999 and 2000.
(2) Reporting Person expressly disclaims beneficial ownership.
(3) Reporting Person disclaims beneficial ownership in these securities which are owned by the Reporting Person's sons. Reporting Person had previously reported an indirect beneficial ownership in such securities.
(4) On November 17, 1998 the Company effected a 1-for-4 reverse stock split.
(5) 19,000 shares commencing on May 14, 1994 and an additional 18,999 shares commencing February 14,1995; thereafter, cumulatively exercisable at the rate of 4,750 shares on the first day of each calendar quarter commencing April 1, 1995; accelerates upon chan
(6) 18,200 shares commencing February 14, 1995, thereafter cumulatively exercisable at the rate of 2,275 shares on the first day of each calendar quarter commencingApril 1, 1995; accelerates upon change of control of the Company.
(7) Exercisable as follows: 25% one year from date of grant, thereafter exercisable quarterly at a rate of 6.25%: original grant was 175,000 shares of
Common     Stock
(8) Exercisable as follows: 25% one year from date of grant, thereafter exercisable quarterly at a rate of 6.25%.
(9) This option was granted subject to obtaining stockholder approval of an increase in the Company's 1992 Incentive and Non-Incentive Stock Option Plan.
(10) 4,751 shares commencing on April 1, 1997, thereafter, cumulatively exercisable at the rate of 4,750 shares on the first day of each calendar quarter commencing July 1, 1997; accelerates upon change of control of the Company.
(11) The reported transaction involved the repricing of an existing option which had been fully vested in as of 8/31/98. Per amendment to the option agreement
at   the time of repricing, this option is not exercisable until 8/31/00.
(12) The reported transaction involved the repricing of an existing option. Per amendment to the option agreement at the time of repricing,
   15,000 shares in which the optionee was fully vested became unexercisable until 8/31/00. No oth
(13) The reported transaction involved the repricing of an existing option. At the time of repricing, neither the vesting nor the expiration provisions were amended.
(14) Cancellation of option in connection with grant of replacement option. Disposition reflects the Company's November 17, 1998 1-for-4 reverse split.

SIGNATURE OF REPORTING PERSON
/s/ Gerardo Canet

DATE
12/06/1999